Filed by The St. Paul Companies, Inc.
Pursuant to Rule 425 Under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: Travelers Property
Casualty Corp.
Commission File No.: 1-31266

     This filing contains certain forward-looking information about Travelers Property Casualty Corp. (“Travelers”), The St. Paul Companies, Inc. (“The St. Paul”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect”, “feel”, “believe”, “will”, “may”, “anticipate”, “plan”, “estimate”, “intend”, “should” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Travelers and The St. Paul, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

     Some other risks and uncertainties include, but are not limited to: those discussed and identified in public filings with the Securities and Exchange Commission (the “SEC”) made by Travelers and The St. Paul; the inability to obtain price increases due to competition or otherwise; losses due to foreign currency exchange rate fluctuations and losses in investment portfolios, which could be adversely impacted by adverse developments in U.S. and global financial markets, interest rates and rates of inflation; weakening U.S. and global economic conditions; insufficiency of, or changes in, loss reserves; the occurrence of catastrophic events, both natural and man-made, including terrorist acts, with a severity or frequency exceeding our expectations; exposure to, and adverse developments involving, environmental claims and related litigation; the impact of claims related to exposure to potentially harmful products or substances, including, but not limited to, lead paint, silica and other potentially harmful substances; adverse changes in loss cost trends, including inflationary pressures in medical costs and auto and home repair costs; developments relating to coverage and liability for mold claims; the effects of corporate bankruptcies on surety bond claims; adverse developments in the cost, availability and/or ability to collect reinsurance; the ability of our subsidiaries to pay dividends to us; adverse outcomes in legal proceedings; judicial expansion of policy coverage and the impact of new theories of liability; the impact of legislative actions, including federal and state legislation related to asbestos liability reform; larger than expected assessments for guaranty funds and mandatory pooling arrangements; a downgrade in claims-paying and financial strength ratings; the loss or significant restriction on the ability to use credit scoring in the pricing and underwriting of policies; amendments and changes to the risk-based capital requirements; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies; the reaction of Travelers’ and The St. Paul’s customers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of Travelers and The St. Paul; and diversion of management time on merger-related issues.

     Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. Neither Travelers nor The St. Paul undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Travelers’ and The St. Paul’s various SEC reports, including but not limited to Annual Reports on Form 10-K for the year ended December 31, 2002 and Quarterly Reports on Form 10-Q for the reporting periods of 2003.

     This filing may be deemed to be solicitation material in respect of the proposed merger of Travelers and The St. Paul. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF TRAVELERS AND SHAREHOLDERS OF THE ST. PAUL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Travelers and shareholders of The St. Paul. Investors and security holders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov, from Travelers Property Casualty Corp., One Tower Square, Hartford, Connecticut 06183, Attention: Investor Relations, or from The St. Paul Companies, Inc., 385 Washington Street, Saint Paul, Minnesota 55102, Attention: Investor Relations.

     Travelers, The St. Paul and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Travelers’ directors and executive officers is available in Travelers’ proxy statement for its 2003 annual meeting of shareholders, which was filed with the SEC on March 17, 2003, and information regarding The St. Paul’s directors and executive officers is available in The St. Paul’s proxy statement for its 2003 annual meeting of shareholders, which was filed on March 28, 2003, as supplemented by the Additional Materials filed pursuant to Schedule 14A of the Securities Exchange Act of 1934, as amended, on April 7, 2003. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

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     The following joint press release was issued by The St. Paul Companies, Inc. and Travelers Property Casualty Corp. on December 2, 2003:

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FOR IMMEDIATE RELEASE

THE ST. PAUL COMPANIES AND TRAVELERS PROPERTY CASUALTY
ANNOUNCE SEVERAL EXECUTIVE POSITIONS
FOR THE COMBINED COMPANY

SAINT PAUL, Minn. and HARTFORD, Conn. (Dec. 2, 2003) – The St. Paul Companies, Inc. (NYSE: SPC) and Travelers Property Casualty Corp. (NYSE: TAP.A and TAP.B) today announced several appointments for the combined organization, to be known as The St. Paul Travelers Companies. The following appointments will become effective with the completion of the merger, which is anticipated to close during the second quarter of 2004.

Jay S. Benet, 51, has been named Executive Vice President and Chief Financial Officer. Mr. Benet has served in this position at Travelers since its initial public offering in 2002. His previous experience includes serving as worldwide leader of financial planning, analysis and reporting at Citigroup and chief financial officer for Citigroup’s Global Consumer Europe, Middle East and Africa unit. Prior to that, he served 10 years in various executive positions with Travelers Life & Annuity and was a partner of Coopers & Lybrand (now PricewaterhouseCoopers).

Andy F. Bessette, 50, has been named Executive Vice President and Chief Administrative Officer. Mr. Bessette has been with The St. Paul since January 2002 where he serves in this capacity. Prior to joining The St. Paul, he was Vice President of Corporate Real Estate and Services for Travelers. During his more than 20 years at Travelers, Mr. Bessette held a number of management positions. He began his career at The Sheraton Corporation in 1977.

William A. Bloom, 39, has been named Senior Vice President and Chief Information Officer. Mr. Bloom recently joined Travelers in that position from Accenture, where he was a partner in the Financial Services Practice. Previously, he served as Vice President at Hartford Life, responsible for National Accounts in the Employee Benefits Division.

Thomas A. Bradley, 46, currently Executive Vice President and Chief Financial Officer for The St. Paul, will report to Jay Benet. Mr. Bradley’s responsibilities will include a wide range of finance-related activities, including financial reporting for the combined organization. Mr. Bradley has served as Chief Financial Officer of The St. Paul since 2001. He joined The St. Paul in 1998, following the company’s merger with USF&G.

John P. Clifford, 47, has been named Senior Vice President of Human Resources. Mr. Clifford has been Senior Vice President of Human Resources for The St. Paul since early 2002. Mr. Clifford joined The St. Paul in 1984 and served in a number of Human Resources management positions, including Vice President of Compensation & Benefits.

Irwin R. Ettinger, 64, has been named Vice Chairman. Mr. Ettinger joined Travelers as Vice Chairman in June 2002. Previously, Mr. Ettinger served as the Chief Accounting and Tax Officer for Citigroup from 1998 to 2002 and held other positions of increasing responsibility there since 1987. He was a partner of Arthur Young & Co. (now Ernst & Young) for 18 years.

William H. Heyman, 55, has been named Executive Vice President and Chief Investment Officer. Mr. Heyman was named Executive Vice President and Chief Investment Officer of The St. Paul in April 2002. He previously served as Chairman of Citigroup Investments and before that was a managing director and head of the private investment department of Salomon Brothers; Director of the Division of Market Regulation of the U.S. Securities and Exchange Commission in Washington, D.C. and a managing director and head of the arbitrage department of Smith Barney.

Samuel G. Liss, 47, has been named Executive Vice President of Strategic Development. Mr. Liss joined The St. Paul as Executive Vice President of Business Development in February 2003. Mr. Liss served as an advisor to The St. Paul on its strategic exit from reinsurance and the formation of Platinum Underwriters Ltd. in 2002. Previously, he was a managing director at Credit Suisse First Boston from 1994 to 2001. There, he served in a senior investment banking relationship, advisory and execution role in CSFB’s Financial Institutions Group, including leadership of its asset management industry practice. From 1980 to 1994, he was a senior analyst at Salomon Brothers.

John A. MacColl, 55, has been named Vice Chairman and General Counsel. Mr. MacColl has been General Counsel for The St. Paul since 1999 and additionally was named Vice Chairman and elected to The St. Paul’s board of directors in May 2002. Mr. MacColl joined The St. Paul in 1998, following the company’s merger with USF&G, where he served as Executive Vice President of Human Resources and General Counsel. Mr. MacColl has 14 years of prior legal experience with Piper & Marbury (now Piper Rudnick) in Baltimore and with the U.S. Attorney’s office in Baltimore.

Maria Olivo, 38, has been named Executive Vice President of Financial Planning & Analysis and Investor Relations. Ms. Olivo has served in this capacity at Travelers since June 2002. A certified financial analyst, she joined Travelers from Swiss Re Capital Partners, where she was a managing director involved in Strategic Investments and Corporate Development from 2000 to 2002. Prior to that, she was a director at Salomon Smith Barney, where she worked on numerous initial public offerings, mergers and acquisitions and public debt offerings.

Kent D. Urness, 55, will continue in his role as Chief Executive Officer of The St. Paul’s International Insurance Operations, including The St. Paul at Lloyd’s. Mr. Urness joined The St. Paul in 1971 and subsequently held several management positions in the United States before being named Managing Director of St. Paul International Insurance Co. Ltd. in London in 1992.

“I am pleased that we are continuing to move ahead in building the proposed management team that will lead our combined organization,” said Jay S. Fishman, Chairman and Chief Executive Officer of The St. Paul, who will serve as Chief Executive Officer of the combined organization. “This group of individuals is representative of the strength and depth of the management teams of each company.”

Robert I. Lipp, Chairman and Chief Executive Officer of Travelers, who will serve as Chairman of the combined organization, said, “One key benefit of our merger is the opportunity to build on our respective organizational strengths. Given the companies’ compatible cultures and successful track records in integrating operations, our planning process will allow us to move quickly after the merger closes.”

On Nov. 17, The St. Paul and Travelers announced a definitive merger agreement that will create the nation’s second largest commercial insurer, to be known as The St. Paul Travelers Companies. The combined company will be a leading provider of property and casualty insurance products distrib uted through independent agents and brokers and one of the largest financial services companies in the United States.

About The St. Paul Companies

The St. Paul Companies is headquartered in Saint Paul, Minnesota, and provides commercial property and liability insurance and asset management services. The St. Paul reported 2002 revenue from continuing operations of $8.92 billion and total assets of $39.96 billion. For more information about The St. Paul, see www.stpaul.com.

About Travelers Property Casualty Corp.

Travelers Property Casualty Corp. (NYSE: TAP.A. and TAP.B) is a leading provider of a wide range of insurance products. Travelers is the second largest writer of homeowners and auto insurance through independent agents. Travelers is the third largest commercial lines insurer, providing a broad range of insurance products. For more information on Travelers products, see www.travelers.com.

CONTACTS:

For The St. Paul Companies

Media: Shane Boyd
651.310.3846
shane.boyd@stpaul.com

Media: Joan Palm
651.310.2685
joan.palm@stpaul.com

Investors: Laura Gagnon
651.310.7696
laura.gagnon@stpaul.com

For Travelers Property Casualty Corp.

Media: Keith Anderson
860.954.6390

Institutional Investors: Maria Olivo
860.277.8330

Individual Investors: Marc Parr
860.277.0779

This release contains certain forward-looking information about Travelers Property Casualty Corp. (“Travelers”), The St. Paul Companies, Inc. (“The St. Paul”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect”, “feel”, “believe”, “will”, “may”, “anticipate”, “plan”, “estimate”, “intend”, “should” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Travelers and The St. Paul, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

Some other risks and uncertainties include, but are not limited to: those discussed and identified in public filings with the Securities and Exchange Commission (the “SEC”) made by Travelers and The St. Paul; the inability to obtain price increases due to competition or otherwise; losses due to foreign currency exchange rate fluctuations and losses in investment portfolios, which could be adversely impacted by adverse developments in U.S. and global financial markets, interest rates and rates of inflation; weakening U.S. and global economic conditions; insufficiency of, or changes in, loss reserves; the occurrence of catastrophic events, both natural and man-made, including terrorist acts, with a severity or frequency exceeding our expectations; exposure to, and adverse developments involving, environmental claims and related litigation; the impact of claims related to exposure to potentially harmful products or substances, including, but not limited to, lead paint, silica and other potentially harmful substances; adverse changes in loss cost trends, including inflationary pressures in medical costs and auto and home repair costs; developments relating to coverage and liability for mold claims; the effects of corporate bankruptcies on surety bond claims; adverse developments in the cost, availability and/or ability to collect reinsurance; the ability of our subsidiaries to pay dividends to us; adverse outcomes in legal proceedings; judicial expansion of policy coverage and the impact of new theories of liability; the impact of legislative actions, including federal and state legislation related to asbestos liability reform; larger than expected assessments for guaranty funds and mandatory pooling arrangements; a downgrade in claims-paying and financial strength ratings; the loss or significant restriction on the ability to use credit scoring in the pricing and underwriting of policies; amendments and changes to the risk-based capital requirements; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies; the reaction of Travelers’ and The St. Paul’s customers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of Travelers and The St. Paul; and diversion of management time on merger-related issues.

Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. Neither Travelers nor The St. Paul undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Travelers’ and The St. Paul’s various SEC reports, including but not limited to Annual Reports on Form 10-K for the year ended December 31, 2002 and Quarterly Reports on Form 10-Q for the reporting periods of 2003.

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     The following letter was sent to the employees of The St. Paul Companies, Inc.:

To all St. Paul employees:

Following our announcement of The St. Paul and Travelers merger agreement, we promised that we would move as rapidly as possible in planning the creation of our new company. As one important step, we have detailed a series of senior management appointments that we are announcing today, and that will become effective with the completion of the merger.

We are fortunate to have a broad base of highly experienced, exceptional management talent throughout our new organization, and I absolutely believe that as we move forward, we will have the strongest management team in the property/casualty insurance industry.

Over the coming weeks, you can expect to hear more from your respective lead ers about the organization that we are planning to form. They will share additional information as they have it, but the process of melding the organizations will take some time. We continue to anticipate that the merger will close in the second quarter of 2004.

Following are the appointments that are being announced today.

Jay Benet has been named Executive Vice President and Chief Financial Officer. Jay currently serves in this position at Travelers. He has extensive experience in the insurance industry and in international finance, the latter gained during his career at Citigroup. Tom Bradley, currently Executive Vice President and Chief Financial Officer for The St. Paul, will report to Jay. His responsibilities will include a wide range of finance-related activities, including financial reporting for the combined organization.

Andy Bessette has been named Executive Vice President and Chief Administrative Officer, a position he has held at The St. Paul since joining the company in January 2002. Prior to joining The St. Paul, he was Vice President of Corporate Real Estate and Services for Travelers. He began his career at The Sheraton Corporation in 1977.

Bill Bloom has been named Senior Vice President and Chief Information Officer. Bill recently joined Travelers in a similar position from Accenture, where he was a partner in the Financial Services Practice. Previously, he served as Vice President at Hartford Life, responsible for National Accounts in the Employee Benefits Division. Mike Connly, currently Chief Information Officer for The St. Paul, will report to Bill and will work closely with him on the transition and in crafting the new combined IT organization.

John Clifford has been named Senior Vice President of Human Resources. John has led Human Resources for The St. Paul since early 2002. John joined The St. Paul in 1984 and has served in a number of Human Resources management positions, including Vice President of Compensation and Benefits. Diane Bengston, currently Senior Vice President of Human Resources for Travelers, will report to John and also to Doug Elliot in her role as the senior human resources officer for the General Commercial and

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Personal Lines organizations. Diane also will assist in integrating corporate Human Resources.

Irwin Ettinger has been named Vice Chairman, a title he has held at Travelers since joining the company in June 2002. Irwin has extensive experience in accounting and tax matters from his 15 years at Citigroup and its predecessor companies, in addition to his 18 years at Arthur Young & Co.

Bill Heyman, has been named Executive Vice President and Chief Investment Officer, which is the position he has held at The St. Paul since 2002. Before joining The St. Paul, Bill was Chairman of Citigroup Investments and held a number of other senior investment positions at Citigroup. He has also served as the Director of the Division of Market Regulation of the U.S. Securities and Exchange Commission in Washington, D.C. Stewart Morrison, currently Chief Investment Officer at Travelers, will report to Bill and will work closely with him to integrate the investment portfolios and philosophies.

Sam Liss has been named Executive Vice President of Strategic Development. Sam joined The St. Paul as Executive Vice President of Business Development in February of this year, after serving as an advisor to The St. Paul on the company’s exit from reinsurance and the formation of Platinum Underwriters, Ltd. in 2002. He has extensive experience in the investment banking community, most recently at Credit Suisse First Boston and earlier at Salomon Brothers.

John MacColl has been named Vice Chairman and General Counsel, the position he has held at The St. Paul since 2002. John has been General Counsel for The St. Paul since 1999. He came to The St. Paul from USF&G, where he served as General counsel for 13 years. John has 14 years of prior legal experience with Piper & Marbury (now Piper Rudnick) in Baltimore and with the U.S. Attorney’s office in Baltimore. Jim Michener, currently General Counsel for Travelers, will report to John and to both Doug Elliot and Mike Miller in his role as senior legal officer for the combined St. Paul and Travelers insurance operations.

Maria Olivo has been named Executive Vice President of Financial Planning & Analysis and Investor Relations, having served in this capacity at Travelers since June 2002. A certified financial analyst, Maria has a strong background in financial analysis, most recently at Swiss Re Capital Partners, and prior to that, at Salomon Smith Barney, where she worked on numerous initial public offerings, mergers and acquisitions and public debt offerings. Laura Gagnon, currently Vice President of Finance and Investor Relations for The St. Paul, will report to Maria and will be responsible for the day-to-day investor relations functions of the combined organization.

Kent Urness will continue in his role as Chief Executive Officer of The St. Paul’s International Insurance Operations, including The St. Paul at Lloyd’s. Kent joined The St. Paul in 1971 and subsequently held several management positions in the United States before being named Managing Director of St. Paul International Insurance Co. Ltd. in London in 1992.

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